Exhibit 99.1

12 June 2015

Company Announcements Office

Australian Securities Exchange

Notice under Section 708A(5)(e) Corporations Act

In relation to the ordinary share issuances detailed in the Appendix 3Bs released on 4th, 5th, 10th and 11th June 2015, Prima BioMed Ltd (“the Company”) gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;
2.	as at the date of this notice the Company has complied with:
(a)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and
(b)	section 674 Corporations Act; and
3.	As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

Yours faithfully

Prima BioMed Ltd

Deanne Miller

Company Secretary